Neah Power Systems, Inc.

22118 20th Avenue SE, Suite 142

Bothell, WA  98021

VIA EDGAR

October 24, 2011

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:  Amanda Ravitz, Assistant Director

Re:

Neah Power Systems, Inc.

Registration Statement on Form S-1 (File No. 333-176397)

Dear. Ms. Ravitz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we are applying for an order consenting to the immediate withdrawal of our registration statement on Form S-1 (referenced above), including the exhibits filed to the registration statement.  We originally filed the registration statement on August 19, 2011.

Pursuant to your letter dated September 13, 2011 with the Staff’s comments on the registration statement, we are withdrawing the registration statement and intend to refile the registration statement once the provisions at issue have been revised.  We confirm that no shares of common stock were sold in connection with the offering described in the registration statement.

Upon grant of the Commission’s consent to this application for withdrawal, please return a dated copy of the order granting the withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and is to be included in the file for the registration statement.

If you have any questions regarding our application for withdrawal, please contact Timothy M. Woodland of Cairncross & Hempelmann, P.S. at (206) 254-4424.

Sincerely,

NEAH POWER SYSTEMS, INC.

By:

  /s/ Stephen M. Wilson

Stephen M. Wilson

Chief Financial Officer